June 22, 2007



Sharp Corporation

Dear Sirs,

We would like to express our appreciation for your encouraging support of and interest in Sharp Corporation.

According to the Agreement, we herewith enclose the following documents.

	Number
- NOTICE OF RESOLUTIONS OF THE 113TH ORDINARY GENERAL MEETING OF SHAREHOLDERS	1

Yours very truly,

SHARP CORPORATION
Securities & Finance Dept.

June 22, 2007

SHARP CORPORATION

NOTICE OF RESOLUTIONS OF THE 113TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you that the following were reported and resolved at the 113th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter referred to as the "Company"), held on June 22, 2007.

DESCRIPTION

Report:

1. The Business Report, Consolidated Accounts and Audit of the Consolidated Accounts by the Accounting Auditors and the Board of Corporate Auditors for the 113th Term (from April 1, 2006 to March 31, 2007)

2. Accounts for the 113th Term (from April 1, 2006 to March 31, 2007)

A report was made on the contents of the above statements.

Resolution:

Proposal No.1: Appropriation of Surpluses for the 113th Term

The proposal was approved and passed as originally proposed.
Regarding the dividends for the term, it was resolved that an annual dividend of ¥26 per share shall be distributed to shareholders for the term, an increase of ¥4 per share compared to the dividends paid for the previous term. The year-end dividends to be paid shall be ¥14 per share, since interim dividends of ¥12 per share have already been paid on December 1, 2006.

Proposal No.2: Payment of Bonus to Board Members

The proposal was approved and passed as originally proposed.
In consideration of consolidated results of the current term, a total of ¥492,000,000 as Directors' bonus to our twenty-five (25) directors as at the end of the term and ¥37,000,000 as Corporate Auditors' bonus to our four (4) Corporate Auditors as at the end of the term will be paid.

Proposal No.3: Election of 26 Directors of the Company

Messrs. Katsuhiko Machida, Mikio Katayama, Hiroshi Saji, Shigeo Nakabu, Masafumi Matsumoto, Toshio Adachi, Toshishige Hamano, Masaaki Ohtsuka, Kenji Ohta, Yoshiaki Ibuchi, Takashi Nakagawa, Kohichi Takamori, Yoshisuke Hasegawa, Yoshiki Sano, Takashi Okuda, Tetsuo Onishi, Toshihiko Fujimoto, Takuji Okawara, Takashi Nukii, Toru Chiba, Shigeaki Mizushima and Nobuyuki Sugano (twenty-two (22) Directors) were reelected as Directors. Messrs. Daisuke Koshima, Masatsugu Teragawa, Toshihiko Hirobe and Nobuyuki Taniguchi (four (4) Directors) were newly elected as Directors. All of the aforementioned have taken office.

Proposal No.4: Election of 2 Corporate Auditors

Mr. Hiroshi Chumon was reelected and Mr. Junzo Ueda was newly elected as Corporate Auditor. Mr. Hiroshi Chumon is an outside auditor as provided in Article 2, Paragraph 16 of the Corporation Act.

Proposal No.5: Payment of Retirement Remuneration to Retiring Directors

The proposal was approved and passed that retirement remuneration shall be paid to three (3) Retiring Directors, Messrs. Takashi Tomita, Itsuro Kato and Tetsuroh Muramatsu, of a total amount of 25,006,000 yen pursuant to standards prescribed by the Company, and that the authority to decide the amounts, timing and methods of the payment be delegated to the Board of Directors.

Proposal No.6: Adoption of Plan regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan)

For the purpose of protecting and enhancing corporate values and the common interests of shareholders, Plan regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan) was approved and passed as originally proposed.

At the Board of Directors' Meeting, after the Ordinary General Meeting of Shareholders, the following representative directors and directors who hold posts of responsibility were elected, and all of them have taken office.

Representative Director, Chairman: Katsuhiko Machida
Representative Director, President: Mikio Katayama
Representative Director, Corporate Senior Executive Vice President: Hiroshi Saji
Representative Director, Corporate Senior Executive Vice President: Shigeo Nakabu
Representative Director, Corporate Senior Executive Vice President: Masafumi Matsumoto
Representative Director, Corporate Senior Executive Vice President: Toshio Adachi
Representative Director, Corporate Senior Executive Director: Toshishige Hamano
Representative Director, Corporate Senior Executive Director: Masaaki Ohtsuka
Representative Director, Corporate Senior Executive Director: Kenji Ohta
Representative Director, Corporate Senior Executive Director: Yoshiaki Ibuchi
Corporate Executive Director: Takashi Nakagawa
Corporate Executive Director: Kohichi Takamori
Corporate Executive Director: Yoshisuke Hasegawa

At the Board of Corporate Auditors' Meeting, after the Ordinary General Meeting of Shareholders, the following full-time corporate auditors were elected.

Full-time Corporate Auditor: Tomohiro Gonda
Full-time Corporate Auditor: Junzo Ueda

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